Filed by HWEL Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-271952

Subject Company:

HWEL Holdings Corp.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 17, 2023

Healthwell Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40697	86-1911840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 Green Bay Rd, #227

Winnetka, IL 60093

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (847) 230-9162

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HWELU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HWEL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock for $11.50 per share	HWELW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed by Healthwell Acquisition Corp. I, a Delaware corporation (“Healthwell”), in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2023, Healthwell entered into a business combination agreement on April 27, 2023 (as amended on May 15, 2023 and on August 10, 2023, the “Business Combination Agreement”) with Starton Therapeutics, Inc., a British Columbia corporation (“Starton”), HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Healthwell (“Pubco”), HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”), 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”), Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Starton Shareholders (as defined below) and their successors and assignees) (the “Purchaser Representative”), and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Starton Shareholders”) from and after the Effective Time (the “Seller Representative” and collectively with Healthwell, Starton, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo and the Purchaser Representative, the “Parties”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Transaction”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On September 17, 2023, the Parties entered into that certain Third Amendment to Business Combination Agreement (the “Third BCA Amendment”), pursuant to which the Parties agreed to amend the Business Combination Agreement to (i) reduce the minimum cash closing condition from Fifteen Million Dollars ($15,000,000) to Ten Million Dollars ($10,000,000) and (ii) clarify that any debt or equity financing entered into by Healthwell during the interim period would need to be on mutually acceptable terms.

The foregoing description of the Third BCA Amendment is not complete and is qualified in its entirety by reference to the full text of the Third BCA Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Transaction, Pubco filed a registration statement on Form S-4 with the SEC on May 15, 2023 (as amended and as may be further amended or supplemented from time to time, the “Registration Statement”), which includes a preliminary proxy statement and a prospectus in connection with the Transaction. STOCKHOLDERS OF HEALTHWELL ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS REPORT DOES NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Healthwell as of September 14, 2023, the record date to be established for voting on the Transaction (the “Record Date”) at a special meeting of Healthwell stockholders, which will be held on October 17, 2023. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Healthwell’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227 Winnetka, IL 60093; e-mail: healthwell.management@healthwellspac.com.

Forward-Looking Statements

This communication contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Starton and the Transaction and the future held by the respective management teams of Healthwell or Starton, the anticipated benefits and the anticipated timing of the Transaction, the future financial condition and performance of Starton and expected financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Transaction, financing transactions, if any, related to the Transaction, the level of redemptions of Healthwell’s public stockholders and the products and markets and expected future performance and market opportunities of Starton. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities; (ii) the risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Healthwell; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including, among others, the condition that Healthwell has net cash or cash equivalents of at least $10 million and the requirement that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of each of Healthwell and Starton; (iv) the failure to obtain any applicable regulatory approvals required to consummate the Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Transaction on Starton’s business relationships, operating results, and business generally; (vii) risks that the Transaction disrupts current plans and operations of Starton; (viii) the risk that Pubco may not be able to raise funds in a financing or may not be able to raise as much financing as anticipated; (ix) the outcome of any legal proceedings that may be instituted against Starton or Healthwell related to the Business Combination Agreement or the Transaction; (x) the ability to maintain the listing of Healthwell’s securities on a national securities exchange or failure of Pubco to meet initial listing standards in connection with the consummation of the Transaction; (xi) uncertainty regarding outcomes of Starton’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; (xii) risks associated with Starton’s efforts to commercialize a product candidate; (xiii) Starton’s ability to negotiate and enter into definitive agreements for supply, sales, marketing, and/or distribution on favorable terms, if at all; (xiv) the impact of competing product candidates on Starton’s business; (xv) intellectual property-related claims; (xvi) Starton’s ability to attract and retain qualified personnel; and (xvii) Starton’s ability to continue to source the raw materials for its product candidates.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Healthwell’s initial public offering (the “IPO”) prospectus filed with the SEC on August 4, 2021, Healthwell’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and subsequent periodic reports filed by Healthwell with the SEC, the Registration Statement and other documents filed or to be filed by Healthwell and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither Starton, Healthwell nor Pubco assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. None of Starton, Healthwell or Pubco gives any assurance that either Starton or Healthwell, or Pubco, will achieve its expectations.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Trademarks and Tradenames

This communication includes trademarks of Starton, which are protected under applicable intellectual property laws and are the property of Starton or its subsidiaries. This communication also includes other trademarks, trade names and service marks that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Participants in the Solicitation

Healthwell, Starton, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Healthwell’s stockholders in connection with the Transaction. Healthwell’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Healthwell executive officers and directors in the solicitation by reading Healthwell’s final prospectus filed with the SEC on August 4, 2021 in connection with the IPO, Healthwell’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and Healthwell’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Transaction, which may, in some cases, be different from those of stockholders generally, are set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Third Amendment to Business Combination Agreement, dated as of September 17, 2023, by and among Healthwell Acquisition Corp. I, Healthwell Acquisition Corp. I Sponsor LLC, HWEL Holdings Corp., HWEL Merger Sub Corp., 1412384 B.C. Unlimited Liability Company, 1412388 B.C. Ltd, Starton Therapeutics, Inc. and Kiriakos Charlie Perperidis.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2023	Healthwell Acquisition Corp. I

	By:	/s/ Alyssa Rapp
		Name:	Alyssa Rapp
		Title:	Chief Executive Officer

Exhibit 2.1

THIRD AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This Third Amendment to Business Combination Agreement (this “Third Amendment”) is made and entered into as of September 17, 2023, by and among (i) Healthwell Acquisition Corp. I, a Delaware corporation (together with its successors, the “Purchaser”), (ii) Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative under the Business Combination Agreement (as defined below) (the “Purchaser Representative”), (iii) HWEL Holdings Corp., a Delaware corporation, and a wholly owned subsidiary of Purchaser (“Pubco”), (iv) HWEL Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (v) 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of Pubco (“CallCo”), (vi) 1412388 B.C. Ltd, a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”), (vii) Starton Therapeutics, Inc., a British Columbia corporation (the “Company”), and (viii) Kiriakos Charlie Perperidis, an individual, in the capacity as the Seller Representative under the Business Combination Agreement (the “Seller Representative”). Purchaser, the Purchaser Representative, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo, the Company, and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Agreement (defined below).

RECITALS:

A. The Parties are parties to that certain Business Combination Agreement made and entered into as of April 27, 2023 (as heretofore amended by that certain First Amendment to Business Combination Agreement dated as of May 15, 2023, and that Second Amendment to Business Combination Agreement dated as of August 10, 2023, the “Original Agreement”).

B. The Parties desire to further amend the Original Agreement (as amended from time to time, including by this Third Amendment, the “Business Combination Agreement”) on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and the other provisions contained in this Third Amendment, and intending to be legally bound hereby, the Parties hereto agree as follows:

1. Amendment to the Business Combination Agreement.

(a) Section 9.1(k) of the Original Agreement is hereby amended and restated in its entirety as follows:

(k) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any Equity Investment or Debt Financing, after giving effect to the payment of Purchaser’s unpaid Expenses or Liabilities and the Company’s unpaid Expenses, at least equal to Ten Million U.S. Dollars ($10,000,000).

(b) Section 8.18(a) of the Original Agreement is hereby amended and restated in its entirety as follows:

During the Interim Period, Purchaser, Pubco and the Company shall use their commercially reasonable efforts to (i) enter into and consummate subscription agreements with investors relating to a private equity investment in Purchaser or Pubco to purchase shares of Purchaser or Pubco (“PIPE Shares”) in connection with a private placement, or enter into non-redemption agreements with existing Purchaser Stockholders, and/or enter into backstop arrangements with potential investors (an “Equity Investment”), or (ii) arrange debt financing in connection with the Transactions (a “Debt Financing”), in each case such that Closing Cash (as defined below) is targeted for at least Thirty Five Million Dollars ($35,000,000). In each case, the terms of any such Equity Investment and/or Debt Financing shall be mutually acceptable to each of Purchaser, Pubco and the Company, with each acting in the best interest of itself and its stockholders, as determined in its sole discretion. If Purchaser elects to seek an Equity Investment or Debt Financing on such mutually acceptable terms, Pubco, Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Equity Investment or Debt Financing and use their respective commercially reasonable efforts to cause such Equity Investment or Debt Financing to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). For the avoidance of doubt, completion of an Equity Investment or a Debt Financing is not, in and of itself, a closing condition to consummate the Transactions contemplated hereunder.

2. Miscellaneous. Except as expressly provided in this Third Amendment, all of the terms and provisions in the Original Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Third Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this Third Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this Third Amendment, together with the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this Third Amendment, the provision of this Third Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. This Third Amendment shall be interpreted, construed, governed and enforced in a manner consistent with the Original Agreement, and, without limiting the foregoing, Sections 12.1 through 12.11 and Sections 12.13 and 12.14 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Third Amendment as if all references to the “Agreement” contained therein were instead references to this Third Amendment.

{Remainder of page intentionally left blank; signature page follows}

2

IN WITNESS WHEREOF, each Party hereto has caused this Third Amendment to be signed and delivered as of the date first written above.

Purchaser:

HEALTHWELL ACQUISITION CORP. I

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Chief Executive Officer

Purchaser Representative:

HEALTHWELL ACQUISITION CORP. I SPONSOR LLC, solely in its capacity as the Purchaser Representative under the Business Combination Agreement

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Manager

By:	/s/ John L. MacCarthy
	Name:	John L. MacCarthy
	Title:	Manager

Pubco:

HWEL HOLDINGS CORP.

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary

Purchaser Merger Sub:

HWEL MERGER SUB CORP.

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary

[Signature Page to Third Amendment to Business Combination Agreement]

CallCo:

1412384 B.C. Unlimited Liability Company

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director

ExchangeCo:

1412388 B.C. Ltd

By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director

[Signature Page to Third Amendment to Business Combination Agreement]

The Company:

STARTON THERAPEUTICS, INC.

By:	/s/ Pedro Lichtinger
	Name:	Pedro Lichtinger
	Title:	Chairman and CEO

Seller Representative:

Kiriakos Charlie Perperidis, an individual, solely in his capacity as the Seller Representative under the Business Combination Agreement

By:	/s/ Kiriakos Charlie Perperidis
	Name:	Kiriakos Charlie Perperidis
	Title:	Seller Representative

[Signature Page to Third Amendment to Business Combination Agreement]